FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Brumby, Jr., Otis A.	2. Issuer Name and Ticker or Trading Symbol AGL Resources Inc. - ATG		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 817 West Peachtree St., NW	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/16/02
(Street) Atlanta, GA 30308		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								21,809	D
Common Stock								2,000	I	Held by Brumby Partners, LP
Common Stock								3,000	I	(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Common Stock Equivalent Units	1-for-1	(2)		A	V	2,179.784		(2)	(2)	Common Stock	2,179.784	(2)		D
Common Stock Equivalent Units	1-for-1	12/16/02		A		247.32		(3)	(3)	Common Stock	247.32	(3)	8,590.279	D

Explanation of Responses:

(1) Includes: 500 shares held by reporting person as trustee for children; 500 shares held by reporting person as custodian for daughter, Helen Spain Brumby; 500 shares held by reporting person as custodian for daughter, Lee Dobbs Brumby; 500 shares held by reporting person as custodian for daughter, Martha Elisabeth Brumby; 500 shares held by reporting person as custodian for daughter, Anna Pratt Brumby; and 500 shares held by reporting person as custodian for son, Otis A. Brumby, III.
(2) Between January 1, 2002 and December 16, 2002, 2,179.784 common stock equivalent units were accrued under the AGL Resources Inc. 1998 Common Stock Equivalent Plan for Non-Employee Directors at fair market values ranging from $17.940 to $24.110. The units are to be settled in cash upon the reporting person's retirement.
(3) On December 16, 2002, 247.32 common stock equivalent units were accrued under the AGL Resources Inc. 1998 Common Stock Equivalent Plan for Non-Employee Directors at a fair market value of $41.22. The units are to be settled in cash upon the reporting person's retirement.

By: /s/ Joan A. Martin Joan A. Martin for Otis A. Brumby, Jr. **Signature of Reporting Person	12/17/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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